SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)*

                          Harnischfeger Industries, Inc.
                                 (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
                          (Title of Class of Securities)

                                    413345109
                                  (Cusip Number)

                                 W. Robert Cotham
                           201 Main Street, Suite 2600
                             Fort Worth, Texas 76102
                                  (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 13, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 3,834,150 shares, which constitutes approximately 8.0% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 47,941,690 shares outstanding.

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     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and
Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated May 19, 1998, as amended by Amendment No. 1 dated May 29, 1998, as amended by Amendment No.
2 dated August 12, 1998, as amended by Amendment No. 3 dated October 12, 1998, as amended by Amendment No. 4 dated April 6, 1999 (the "Schedule 13D"), relating to the Common Stock, par value $1.00 per share (the "Stock"), of Harnischfeger Industries, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 4.    PURPOSE OF TRANSACTION.

     Item 4 is hereby amended by adding at the end thereof the following:

     On April 12, 1999, the Reporting Persons received the following response to their request for a meeting with the non-management directors:

Dear Mr. Taylor:

Enclosed is a press release we issued today. We believe this addresses the issues discussed in your letter of April 6, 1999 as well as our subsequent conversation of April 8. In consideration of the foregoing, the Board sees no purpose at this time for a meeting with you.

                         Sincerely, /s/ Jeffery T. Grade

     In light of the events of the past few days, including the foregoing refusal of the Issuer's independent directors to meet with representatives of the Reporting Persons, the Reporting Persons have determined to proceed with a public solicitation of stockholder consents to amend the Issuer's Bylaws. These amendments would (i) require the Issuer's Board of Directors to submit all significant (generally transactions with a value of over $100 million) merger, restructuring, joint venture or similar transactions to a vote of stockholders for their prior approval, (ii) separate the offices of Chairman and Chief Executive Officer and provide that the Chairman must be a non-management (i.e., not a current or former employee of the Issuer) director and (iii) permit stockholders holding not less than 25% of the Issuer's voting stock to call a meeting between all stockholders of the Issuer and the non-management directors of the Issuer.

     Accordingly, the Reporting Persons have sent the letter attached as an Exhibit hereto to the Issuer's Chief Executive Officer; have transmitted written notification to the Issuer, as required by the Issuer's Bylaws, of the Reporting Persons' intention to seek action by written consent of the stockholders; and are filing a preliminary copy of the related Consent Solicitation Statement with the Securities and Exchange Commission.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is hereby amended and restated in its entirety as follows:

     Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii), previously filed.

     Exhibit 99.2 -- Letter to the Chief Executive Officer of the Issuer, dated April 6, 1999, previously filed.

     Exhibit 99.3 -- Letter to the Chief Executive Officer of the Issuer, dated April 13, 1999, filed herewith.
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       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       DATED:      April 14, 1999


                                    TRINITY I FUND, L.P.,
                                    a Delaware limited partnership

                                    By:   TF INVESTORS, L.P.,
                                          a Delaware limited partnership,
                                          General Partner

                                    By:   TRINITY CAPITAL MANAGEMENT, INC.,
                                          a Delaware corporation,
                                          General Partner


                                    By: /s/ W.R. Cotham
                                        W.R. Cotham, Vice President


                                    TF INVESTORS, L.P.,
                                    a Delaware limited partnership

                                    By:   TRINITY CAPITAL MANAGEMENT, INC.,
                                          a Delaware corporation,
                                          General Partner


                                    By: /s/ W.R. Cotham
                                          W.R. Cotham, Vice President


                                    TRINITY CAPITAL MANAGEMENT, INC.,
                                    a Delaware corporation


                                    By: /s/ W.R. Cotham
                                          W.R. Cotham, Vice President


                                    PORTFOLIO FF INVESTORS, L.P.,
                                    a Delaware limited partnership

                                    By:   PORTFOLIO GENPAR, L.L.C.,
                                          a Delaware limited liability
                                          company, General Partner


                                    By: /s/ W.R. Cotham
                                          W.R. Cotham, Vice President



                                    PORTFOLIO GENPAR, L.L.C.,
                                    a Delaware limited liability company


                                    By: /s/ W.R. Cotham
                                        W.R. Cotham, Vice President



                                     /s/ W.R. Cotham
                                    W.R. Cotham
                                    Attorney-in-Fact for:

                                          THOMAS M. TAYLOR (1)


(1) A Power of Attorney authorizing W.R. Cotham et al., to act on behalf of Thomas M. Taylor previously has been filed with the Securities and Exchange Commission.

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                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1 Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.

  99.2 Letter to the Chief Executive Officer of the Issuer, dated April 6, 1999, previously filed.

  99.3 Letter to the Chief Executive Officer of the Issuer, dated April 13, 1999, filed herewith.

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